Jeremy Senderowicz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

  Re: AIP Macro Registered Fund P ("Feeder")
       File Numbers 811-22683 & 333-180381

       AIP Macro Registered Fund A ("Master")
       File Numbers 811-22682 & 333-180380
       (Each a "Fund," collectively, the "Funds")

Dear Mr. Senderowicz:

On March 27, 2012, the Funds filed registration statements on Form N-2 under the
Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940
("1940 Act"). The Feeder will invest substantially all of its assets in the Master, and the
policies and investment strategies of each are substantially similar. Each Fund is
registering shares under the 1933 Act to be sold only to accredited investors and qualified
clients. This letter addresses the disclosure in both filings. A comment given with
respect to one Fund is applicable to both, unless the context otherwise requires. We will
review the financial statements and other information submitted in any pre-effective
amendment and may have comments regarding that information.

Our comments regarding the filings are set forth below.

General

The staff has taken the position that rule 140 under the 1933 Act requires a master fund to
execute the registration statement of a feeder that invests substantially all of its assets in
the master. The Master has not executed the registration statement of the Feeder. Please
revise the signature page and disclose on the facing page of the Feeder's registration
statement that the Master has executed it. Otherwise, please provide us with your legal
analysis supporting why you do not believe it is necessary.

Please state in your response letter whether FINRA will or has reviewed the proposed
underwriting terms and arrangements involved in the registration statement, including the
additional compensation payable to the underwriters and affiliates.

Prospectus

Prospectus Cover

Footnote 1 to the pricing table on the cover page has extensive disclosure about the scheduled variation of sales load. Please relocate this information to another section of the cover page

The cover page identifies the Master using the name "Morgan Stanley Global Macro Fund A." Please correct the disclosure.

The cover page and elsewhere in the prospectus states that the Feeder has no investment adviser. Please disclose who determines whether the Feeder should sell its interests in the Master, who decides how much of Feeder assets should be held in cash and cash equivalents, and who decides where those assets should be invested. On page 60, the first bullet item identifies as an expense of the Feeder the cost of "reviewing potential investments" in hedge funds. Please explain why the Feeder would incur that cost. We may have further comments.

Summary of Terms
Investment Program

The prospectus uses the defined terms "Investment Funds" to refer to hedge funds, and "Investment Managers" to refer to hedge fund managers. Please revise the prospectus globally using more commonly used terms to describe the underlying hedge funds and their managers.

The summary section of the prospectus discloses that the Master will invest in derivatives, "such as" total return swaps, futures and options. Please summarize in this section, and disclose all material derivative investments in the prospectus. In this regard, s*ee* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). Please disclose specifically why and when the Master will invest in derivatives. Please distinguish the risks of purchasing and selling derivatives. Please disclose the maximum amount of assets the Master may invest in derivatives and the creditworthiness standards for counterparties.

On page 5 of the summary, please move the last paragraph to precede the first full paragraph, or disclose prominently at the beginning of the first full paragraph that the Master (and Feeder) is non-diversified.

Leverage

Please disclose that the Feeder will not leverage so long as it invests in the Master.

Fees and Expenses

The last sentence of the first paragraph discloses that the hedge funds will bear all expenses incurred in operating the hedge funds. Please revise the disclosure to state that the shareholders of the hedge funds, such as the Master and indirectly the Feeder, will bear all the expenses of operating the hedge funds.

Repurchases of Shares by the Fund

The second paragraph of this section states that "the Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Master Fund to meet its obligations under its repurchase offers." Please revise the second reference to the Master to be a reference to the Feeder? Disclosure in several locations in the prospectus discusses the Feeder repurchasing up to 15 percent of its shares. Please disclose the minimum amount of any one repurchase offer. Please disclose that the Master and Feeder are not obligated to repurchase any shares and that this matter is left entirely to the discretion of each board of trustees.

Risk Factors

The Risk Factors section appears at the end of the summary, following information concerning reports to shareholders, ERISA, and distributions. Please move the risk factors section to a location immediately after the Investment Program section.

The disclosure in Risk Factors could be improved and clarified if it omitted unnecessarily repetitive phrases used in many bullet point risks, such as "investing in a fund." Further, the introduction could disclose that the risks are either direct or indirect, thereby eliminating redundancy."

One risk identified in the summary is that the Master may be controlled by shareholders other than the Feeder. Is it anticipated that the Master will be controlled by other shareholders? Please explain what happens if the other shareholders of the Master approve changes to investment policies to which a majority of the Feeder shareholders vote no? Please clarify the risks and what policies the Feeder has in the event of such circumstances. May the Feeder ever invest in hedge funds directly? Please clarify the conflicts of interest confronted by the board under such circumstances.

Summary of Fees and Expenses

The shareholder transaction section has a line item for a "redemption" fee. Please revise the reference to state that it is instead a "repurchase" fee.

The last footnote discloses the terms of the fee waiver arrangement. Please file the waiver agreement as an exhibit to the registration statement. There is no disclosure that the adviser may subsequently recoup amounts waived. Please confirm to the staff that the adviser may not recapture fees or expenses that are waived or reimbursed, or revise the footnote and disclosure accordingly.

The last footnote discloses that the adviser has agreed to cap ordinary operating expenses of the Feeder at 2.25% of net assets. The total operating expenses shown in the fee table are 5.77%, and net expenses are 4.45%. The waiver agreement does not cover AFFE, which totals 1.20%. Please advise the staff why net operating expenses (after the waiver) are not 3.25%. Are there costs included in the "other" expenses of 2.32% that are not covered by the waiver? If so, please disclose.

In this regard, please disclose in a separate line item the estimated interest expense of the Funds in the upcoming year. If zero, please disclose unequivocally that the Fund will not borrow in the next 12 months. If the Funds propose to borrow, include the interest expense in the annual operating expense section and the offering costs associated with borrowing in the shareholder transaction expense section.

Structure

The prospectus discloses that the Feeder "is a specialized investment vehicle that combines many of the features of a [hedge fund] not registered under the 1940 Act." Other than investing indirectly in hedge funds, what other features does the Feeder have that are similar to a hedge fund? Please revise the disclosure accordingly.

Portfolio Construction

The disclosure on page 29 states that the 1940 Act requires a registered fund to satisfy the 300 percent asset coverage test "measured at the time the investment company incurs the indebtedness." Section 18(a)(1)(B) also prohibits the declaration of dividend if asset coverage falls below 300 percent. Section 18(a)(2) mandates asset coverage of 200 percent for the issuance of preferred. Please revise the disclosure to describe these additional limitations. With respect to issuing preferred shares, please disclose whether the Master will have trustees who represent the preferred shareholders. Disclose how much the Master may borrow, including borrowings through transactions such as reverse repurchase agreements.

Types of Investments and Related Risks
General

The Master may invest in affiliated money market funds. Please disclose whether the adviser to the Master will waive advisory fees when it invests in affiliated funds or that the Master, and in turn the Feeder, will pay duplicative fees.

Special Investment Instruments and Techniques - Swap Agreements

The prospectus discloses that: "To the extent that the Fund's Derivatives are entered into for hedging purposes, the Adviser believes that such obligations do not constitute "senior securities" under the 1940 Act and, accordingly, will not treat them as being subject to the Fund's borrowing restrictions." The staff takes the position, reflected in Investment Company Act Rel. No. 10666 (Apr. 18, 1979), that a transaction may not give rise to the concerns of a senior security under section 18 if a fund segregates assets equal to the amount it is obligated to pay. The objective of the transaction, such as for hedging purposes, is irrelevant for purposes of section 18 and Release 10666. Please revise the disclosure accordingly.

Lending Portfolio Securities

Please clarify whether the Master will loan its portfolio securities. If the Master may engage in securities lending, disclose how much the Master may lend, including, as appropriate, whether lending is managed by an affiliate and how the lending agent is paid. Please disclose that the Master will recall a loaned security in the event of a material vote.

Restricted and Illiquid Investments

The Master may invest in hedge funds that have side pockets. Please disclose how the Funds will value side pockets. Please also explain to us how much of the Fund's assets may be invested in side pockets. We may have additional comments in connection with your response.

Calculation of Net Asset Value

The disclosure on page 50 seems to indicate that the Master will only invest in hedge funds that are audited annually. Please clarify the disclosure and, if the Master may invest in hedge funds that are not audited annually, add appropriate risk disclosure.

Investments in Non-voting Stock

Please disclose that the irrevocable waiver of voting rights, for the purpose of avoiding the definition of "affiliate" under the 1940 Act, permits the Master to engage in principal and joint transactions with hedge funds and affiliates that would otherwise be prohibited by the 1940 Act. With regard to these transactions, will the board monitor them to assure that the Funds are treated on a fair and equitable basis? Please disclose the policy of the Master with respect to controlling a hedge fund. Does the Master have a policy that would prevent it from owning more than 25 percent in any one hedge fund?

Plan of Distribution

Disclosure in the second paragraph states that shares may only be purchased from a selling agent or through the distributor. Further, in order to make an investment in the Feeder, a prospective investor must open a brokerage account with a selling agent or the distributor. If a fund is sold only through one marketing channel, the costs of that marketing channel should be included in the fee table. Please revise the fee table or explain to the staff why the fee table fairly presents the costs of investing in the Feeder.

Appendix A — Prior Performance of Similar Account

Please confirm that the adjustments to the Predecessor Fund's performance by applying the higher fees charged by AIP GMF, did not increase the performance disclosed. Also disclose that sales loads, if any, were included (deducted) in the calculation of performance, and that the calculation was made not using the SEC's standardized methodology. Also include 1 and 5 year cumulative returns.

Statement of Additional Information

Investment Policies and Practices - Fundamental Policies

Add the substance of the second paragraph that follows the list of fundamental policies to the prospectus summary. That paragraph states that the Fund's objective is fundamental.

Repurchase Agreements

Disclose the maximum amount of assets the Master may invest in repurchase agreements.

Independent Trustees

The column on the far right disclosing the directorships held by trustees has a footnote that indicates that the information is for the past five years. Please revise the caption to the column to indicate the time period and delete the footnote.

*   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendment.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Funds request acceleration of the effective date of the pending registration statements, they should furnish a letter, at the time of such request, acknowledging that the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Thursday, April 26, 2012